SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
 (Amendment No. 4)*

REGENERON PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

April 1, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 12

CUSIP No. 75886F 10 7	13G/A	Page 2–––––– of ––––––15 Pages

1	Names of Reporting Persons Feldon Invest SA
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75886F 10 7	13G/A	Page 3–––––– of ––––––15 Pages

1	Names of Reporting Persons Emfeld Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75886F 10 7	13G/A	Page 4–––––– of ––––––15 Pages

1	Names of Reporting Persons Omega Funds IV Limited, Omega IV Fund
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75886F 10 7	13G/A	Page 5–––––– of ––––––15 Pages

1	Names of Reporting Persons Landmark Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 75886F 10 7	13G/A	Page 6–––––– of ––––––15 Pages

1	Names of Reporting Persons Ernesto Bertarelli
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,000,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 75886F 10 7	13G/A	Page 7–––––– of ––––––15 Pages

Item 1(a).	Name of Issuer:

Regeneron Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

Item 2(a).	Names of Persons Filing:

This statement is being filed jointly by:

(i)	Omega Funds IV Limited, Omega IV Fund, a Jersey (Channel Islands) limited company, the holder of an aggregate of 4,000,000 shares of the issuer’s common stock, par value $0.001;

(ii)	Landmark Limited Partnership, a Jersey (Channel Islands) limited partnership, which is the holder of all of the issued and outstanding capital stock of Omega Funds IV Limited, Omega IV Fund; and

(iii)
Ernesto Bertarelli, an individual, who is deemed to control the voting and disposition of the shares of the common stock of the issuer held directly by Omega Funds IV Limited, Omega IV Fund and indirectly by Landmark Limited Partnership.

In addition, the following entities were previously, but are no longer, in the corporate chain that owns the common stock of the issuer:

(i)	Feldon Invest SA, a Panamanian stock company and

(ii)	Emfeld Ltd, a Cayman Islands stock company

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Feldon Invest SA:
Urbanizacion Obarrio
Swiss Bank Building
53rd Street
Panama City, Panama

For Emfeld Ltd:
One Capital Place
Second Floor
P.O. Box 1787
George Town, Grand Cayman, Cayman Islands

For Omega Funds IV Limited, Omega IV Fund:
13 Broad Street
St Helier
Jersey
JE2 3RR
Channel Islands

CUSIP No. 75886F 10 7	13G/A	Page 8–––––– of ––––––15 Pages

For Landmark Limited Partnership:
c/o Emerson Trustees Limited
P.O. Box 574
13 Broad Street
St. Helier
Jersey
JE4 5WX
Channel Islands

For Ernesto Bertarelli:
c/o Bemido SA
31-33 avenue Giuseppe-Motta
P.O. Box 145
1211 Geneva 20
Switzerland

Item 2(c).	Citizenship:

Feldon Invest SA:  A stock company organized under the laws of Panama

Emfeld Ltd:  A stock company organized under the laws of the Cayman Islands

Omega Funds IV Limited, Omega IV Fund:  A limited company organized under the laws of Jersey (Channel Islands)

Landmark Limited Partnership: A limited partnership organized under the laws of Jersey (Channel Islands)

Ernesto Bertarelli: Switzerland

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

75886F 10 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The ownership percentage set forth below is based on 76,727,047 shares of common stock outstanding as of February 15, 2008, as reported in the issuer’s annual report on Form 10-K dated February 27, 2008.

With respect to Feldon Invest SA:

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

CUSIP No. 75886F 10 7	13G/A	Page 9–––––– of ––––––15 Pages

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

With respect to Emfeld Ltd:

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

With respect to Omega Funds IV Limited, Omega IV Fund:

(a)	Amount beneficially owned: 4,000,000

(b)	Percent of class: 5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,000,000

With respect to Landmark Limited Partnership:

(a)	Amount beneficially owned: 4,000,000

(b)	Percent of class: 5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,000,000

CUSIP No. 75886F 10 7	13G/A	Page 10–––––– of ––––––15 Pages

With respect to Ernesto Bertarelli:

(a)	Amount beneficially owned: 4,000,000

(b)	Percent of class: 5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

☒  Feldon Invest SA and Emfeld Ltd are no longer part of the corporate chain that owns shares of the common stock of the issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75886F 10 7	13G/A	Page 11–––––– of ––––––15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2008

FELDON INVEST SA

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

EMFELD LTD

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

OMEGA FUNDS IV LIMITED, OMEGA IV FUND

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

LANDMARK LIMITED PARTNERSHIP

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

/s/ Ernesto Bertarelli*
Ernesto Bertarelli

* By:
/s/ Thomas J. Plotz
Thomas J. Plotz, Attorney-in-Fact

CUSIP No. 75886F 10 7	13G/A	Page 12–––––– of ––––––15 Pages

EXHIBITS

*1.  Power of Attorney of Feldon Invest SA

*2.  Power of Attorney of Emfeld Ltd

*4.  Power of Attorney of Ernesto Bertarelli

5.  Joint Filing Agreement Pursuant to Rule 13d-1(k)(1) (filed herewith)

7.  Power of Attorney of Omega Funds IV Limited, Omega IV Fund (filed herewith)

8.  Power of attorney of Landmark Limited Partnership (filed herewith)

*Previously filed as an exhibit to the Schedule 13G filed by Feldon Invest SA, Emfeld Ltd, Bertarelli & Cie and Ernesto Bertarelli with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

CUSIP No. 75886F 10 7	13G/A	Page 13–––––– of ––––––15 Pages

Exhibit 5

Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby agree that this document shall be filed on behalf of each of them.

		By:	FELDON INVEST SA

By:
/s/ Thomas J. Plotz
Name: Thomas J. Plotz
Title: Attorney-in-Fact
EMFELD LTD

By:
/s/ Thomas J. Plotz
Name: Thomas J. Plotz
Title: Attorney-in-Fact

OMEGA FUNDS IV LIMITED, OMEGA IV FUND

By:
/s/ Thomas J. Plotz
Name: Thomas J. Plotz
Title: Attorney-in-Fact

LANDMARK LIMITED PARTNERSHIP

By:
/s/ Thomas J. Plotz
Name: Thomas J. Plotz
Title: Attorney-in-Fact

		By:	/s/ Ernesto Bertarelli*
Ernesto Bertarelli
*By:	/s/ Thomas J. Plotz
Thomas J. Plotz, Attorney-in-Fact

Dated:  April 11, 2008

CUSIP No. 75886F 10 7	13G/A	Page 14–––––– of ––––––15 Pages

Exhibit 7
April 10, 2008

POWER OF ATTORNEY

The undersigned, Omega Funds IV Limited, Omega IV Fund, a limited company organized under the laws of Jersey, by its representatives thereunto duly authorized, hereby constitutes and appoints each of Thomas J. Plotz, of Pillsbury Winthrop Shaw Pittman LLP, Washington, D.C., U.S.A. or any other partner of the law firm of Pillsbury Winthrop Shaw Pittman LLP, with full power of substitution, its true and lawful attorney-in-fact and agent, in any and all capacities, to sign any and all reports, documents and certificates to be delivered or filed with respect to the ownership, direct or indirect, of the undersigned of shares of the capital stock of Regeneron Pharmaceuticals, Inc., a New York corporation, including, but not limited to, the Schedule 13D or Schedule 13G, the Form 3, any Form 4, any Form 5 and any amendment to any of the foregoing, each to be filed with the United States Securities and Exchange Commission, and to file any such other reports, documents and certificates with respect thereto with any agencies and instrumentalities and other persons with which such other reports, documents or certificates are required to be filed or delivered; and the undersigned hereby grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agent, or other substitutes, may lawfully do or cause to be done.

Omega Funds IV Limited,
Omega IV Fund

By:	/s/ David Charles Hall
	Name:	David Charles Hall
	Title:	Director

By:	/s/ Tom Wim Dirk Bouten
	Name:	Tom Wim Dirk Bouten
	Title:	Authorised Signatory

CUSIP No. 75886F 10 7	13G/A	Page 15–––––– of ––––––15 Pages

Exhibit 8
April 11, 2008

POWER OF ATTORNEY

The undersigned, Landmark Limited Partnership, a limited partnership organized under the laws of Jersey, by its representatives thereunto duly authorized, hereby constitutes and appoints each of Thomas J. Plotz, of Pillsbury Winthrop Shaw Pittman LLP, Washington, D.C., U.S.A. or any other partner of the law firm of Pillsbury Winthrop Shaw Pittman LLP, with full power of substitution, its true and lawful attorney-in-fact and agent, in any and all capacities, to sign any and all reports, documents and certificates to be delivered or filed with respect to the ownership, direct or indirect, of the undersigned of shares of the capital stock of Regeneron Pharmaceuticals, Inc., a New York corporation, including, but not limited to, the Schedule 13D or Schedule 13G, the Form 3, any Form 4, any Form 5 and any amendment to any of the foregoing, each to be filed with the United States Securities and Exchange Commission, and to file any such other reports, documents and certificates with respect thereto with any agencies and instrumentalities and other persons with which such other reports, documents or certificates are required to be filed or delivered; and the undersigned hereby grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agent, or other substitutes, may lawfully do or cause to be done.

Landmark Limited Partnership

By:	Emerson Trustees Limited, its general partner

By:	/s/ Andrew Le Gal
	Name:	Andrew Le Gal
	Title:	Director and Chief Operating Officer

By:	/s/ Andrew Crawford
	Name:	Andrew Crawford
	Title:	Director and Chief Financial Officer